Amending Agreement 03 – PT50890

AMENDING AGREEMENT # 03

THIS AMENDING AGREEMENT IS DATED November 27, 2018

BETWEEN

SHELL International Exploration and Production, Inc. (“Company”),

and

HyperSciences, Inc. (“Contractor”).

RECITALS

The parties entered into a COOPERATIVE RESEARCH AGREEMENT dated October 24, 2014, identified by agreement number PT50890.

The agreement referenced above with any prior amendments is the CONTRACT, which is amended as provided below.

THE PARTIES AGREE AS FOLLOWS

1.INTERPRETATION

1.1Definitions

Capitalised terms used and not otherwise defined in this AMENDING AGREEMENT have the meanings given to them in the CONTRACT.

1.2Interpretation

This AMENDING AGREEMENT forms part of the CONTRACT and is governed and interpreted by the terms of the CONTRACT.

2.AMENDMENTS AND CONFIRMATION

2.1Amendments

(a)The CONTRACT is amended effective November 27, 2018 according to the provisions in this sub-article.

(b)Article 3.2 of Part 2 – Section 2B is deleted in its entirety and replaced with the following:

3.2In the event Contractor or Contractor Group is unwilling or unable to provide, upon commercially reasonable terms and timing of orders, product and/or service incorporating the Technology requested by Company or any Affiliate of Shell any time after five (5) years after completion of the Work (including any and all additional scopes of work under this Amendment and any subsequent amendment), Company will receive and Contractor hereby grants to Company or shall cause to be granted to Company a non-exclusive, royalty-free, perpetual, non-transferable, world-wide, irrevocable right and license to Company and its Affiliates to use the Technology (including the Deliverables) only to the extent necessary to enable Company to develop, make and/or supply, or engage a Third Party to develop, make and/or supply, products and/or services incorporating the Technology solely for use in the normal established business

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operations of Company and/or its Affiliates in the Field of Use. Notwithstanding the foregoing, in the event Contractor or Contractor Group becomes able and willing to provide such requested products and/or services upon commercially reasonable terms and timing again after granting such a license, the license grant in the foregoing sentence shall terminate one (1) year from the date Contractor or Contractor group becomes willing and able to provide such requested products and/or services upon commercially reasonable terms and timing again and Company and/or its Affiliates must place any such order for products and/or services from Contractor or Contractor Group, as the case may be.  Notwithstanding the foregoing, the revocation of such license shall not affect any orders that Company and/or its Affiliates may have placed with a Third Party to develop, make and/or supply, products and/or services incorporating the Technology and Company and/or its Affiliates retain the rights to have those orders filled.

(c) PART 3 – Section 3B – Payment Schedule and Invoicing Instructions are deleted in entirety and replaced with a revised Section 3B as follows:

Project cost for total Scope of Work phase-1; total USD 250,000.00

Milestone I:

•Prototype of straight-hole BHA design to be completed; a system review with Shell including but not limited to: surface projectile launcher, downhole projectile mechanisms and propellants; review to be conducted prior to the final prototype equipment build.

Upon Milestone 1 completion: USD 170,000 payment, delivery planned at Dec. 02nd 2018

Milestone II:

•Manufacture prototype equipment and assembly of BHA to drill a straight-hole with drill pipe.

•Test system BHA key developed components in downhole equivalent test environment setup at surface – focus on sealing capability of combustion projectile launcher, circulation, rotation and projectile launching. Horizontal test is acceptable.

•Select field test site and agree on rock type.

•Set parameters prior to drilling based on rig capabilities and Shell feedback.

•Deliver drilling program, conduct DWOP and de-risk with Shell, key focus related to on-site HSSE, process safety, system key downhole functions, such as launcher assembly anti-jamming and hole cleaning while drilling.

•Define test compatibility with planned JIP Phase-II downhole projectile launcher and bit.

Upon Milestone II completion: Delivery planned at Mar. 29th 2019

Milestone III:

•Deploy system in and drill a vertical hole a minimum of 50m, with and without launching projectiles in the same formation alternately, i.e. each about 10m, to collect and compare performance of system by using drilling fluids (either liquid or a combination of liquid and air) and bit.

•Run formation penetration model to compare with actual field data to confirm the accuracy of program.

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•Record all relevant drilling parameters during drilling; as per milestone II, near identical bit change is acceptable between section comparing with and without projectile firing.

Delivery planned on Apr. 30th 2019

Milestone IV:

•Drill multiple wellbore sections, use drilling fluids (either liquid or a combination of liquid and air) and bit for the total length drilled.

•Total length of total multiple wellbore sections to be drilled, including Hyperdrill on and off; for a minimum of 300m, and maximum of 500m.

•Record all relevant drilling parameters during drilling; as per milestone II, near identical bit change is acceptable between section comparing with and without projectile firing.

•Deliver final system report with recommended after-action-review and detailed plans for next step of JIP phase II.

Upon Milestone IV completion: USD 80,000 payment, delivery planned on May 31st 2019

Company shall pay Contractor upon milestone achievement delivery.  All expenses related to achieving the milestones are to be paid by Contractor including all items related to “Travel Expenses” (i.e. airfares, hotels/lodging, meals, out-of-pocket costs, etc.). For the avoidance of doubt, Company shall not be obligated to pay for any expense other than milestone achievement delivery.

Contractor shall submit to Company invoices in accordance with the Agreement. Company shall pay Contractor within sixty (60) days (unless otherwise stated by Company) of receipt by Company of a correctly prepared and properly supported invoice to the address specified in the Agreement. If Company, in good faith, disputes the amount of any invoice or any part thereof, Company will notify Contractor as to the amount Company concedes to be correct and Contractor will issue two (2) invoices to Company: an invoice containing the dispute amount and an invoice containing the undisputed amount. Company reserves the right to withhold payment of such disputed amount pending resolution. The parties shall endeavour to settle at the earliest possible date any invoicing matters in dispute.

2.2Confirmation

The CONTRACT remains in full effect, subject to the amendments set out in this AMENDING AGREEMENT. In the case of any conflict between the terms of this AMENDING AGREEMENT and the terms of the CONTRACT, the terms of this AMENDING AGREEMENT prevail.

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Signatories

For and on behalf of SHELL International Exploration and Production, Inc. /s/ Adrian Chesters Name: Adrian Chesters Position: GM Wells Technology	For and on behalf of HyperSciences, Inc. /s/ Mark Russell Name: Mark C. Russell Position: CEO

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